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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

ATLANTIS PLASTICS, INC.

(Name of Issuer)

Class A Common Stock $.10 par Value

(Title of Class of Securities)

049156102

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 049156102

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):
Earl W. Powell

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC USE ONLY:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,849,753(1)

		6.	Shared Voting Power: 13,813(1)

		7.	Sole Dispositive Power: 1,849,753(1)

		8.	Shared Dispositive Power: 13,813(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,863,566(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒(2)

11.	Percent of Class Represented by Amount in Row (9): 29.2(1)

12.	Type of Reporting Person: IN

(1)	See Item 4 herein
(2)	The aggregate amount in Row 9 does not include 2,690 shares of Class A Common Stock owned of record by the Reporting Persons spouse (in such spouses Individual Retirement Account) with respect to which the Reporting Person disclaims beneficial ownership.

13G
CUSIP No. 049156102

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):
Phillip T. George, M.D.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,339,606(1)

		6.	Shared Voting Power: 13,813(1)

		7.	Sole Dispositive Power: 1,339,606(1)

		8.	Shared Dispositive Power: 13,813(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,353,419(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

11.	Percent of Class Represented by Amount in Row (9): 22.8(1)

12.	Type of Reporting Person: IN

(1)	See Item 4 herein

13G

Item 1.
	(a)	Name of Issuer:
Atlantis Plastics, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
1870 The Exchange Suite 200 Atlanta, Georgia 30339

Item 2.
	(a)	Name of Person Filing:
This statement is filed on behalf of Earl W. Powell and Phillip T. George, M.D. (individually, a "Reporting Person," and collectively, the "Reporting Persons"). See Exhibit A for the Reporting Persons' agreement for a joint filing of a single statement on their behalf.
	(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office for Earl W. Powell is:
2665 South Bayshore Drive, Suite 800 Miami, Florida 33133
The address of the principal business office for Phillip T. George, M.D. is:
2601 South Bayshore Drive, Suite 725 Miami, Florida 33133
	(c)	Citizenship:
Each of Earl W. Powell and Phillip T. George, M.D. is a citizen of the United States of America.
	(d)	Title of Class of Securities:
Class A Common Stock
	(e)	CUSIP Number:
049156102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

13G

Item 4.	Ownership

	Amount
Reporting Person	Beneficially Owned(1)		Percent of Class(1)(2)

Earl W. Powell	1,863,566(3)	(4)	29.2	%(5)
Phillip T. George, M.D.	1,353,419(4)	(6)	22.8	%(7)

	Power to Vote				Power to Dispose

Reporting Person	Sole		Shared		Sole		Shared

Earl W. Powell	1,849,753	(3)	13,813	(4)	1,849,753	(3)	13,813	(4)
Phillip T. George, M.D.	1,339,606	(6)	13,813	(4)	1,339,606	(6)	13,813	(4)

(1)	The number of shares and percentage of Class A Common Stock includes shares to which such Reporting Person has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) of the Act. Each share of Class B Common Stock is convertible at the election of the holder thereof into one share of Class A Common Stock.

(2)	Calculated on the basis of 5,121,752 shares of Class A Common Stock outstanding on December 31, 2002.

(3)	Includes (i) 346,926 shares of Class A Common Stock directly owned by the Reporting Person; (ii) 844,202 shares of Class A Common Stock issuable upon conversion of Class B Common Stock directly owned by the Reporting Person; (iii) 53,625 shares of Class A Common Stock issuable upon exercise of options that are either immediately exercisable or exercisable within 60 days; and (iv) 240,482 shares of Class A Common Stock and 364,518 shares of Class A Common Stock issuable upon conversion of Class B Common Stock indirectly owned by the Reporting Person through CWB Limited Partnership, a limited partnership (“CWB”) of which the Reporting Person is the sole limited partner. The general partner of CWB is Powell Western Investments, Inc., of which the Reporting Person is a director and a controlling shareholder.

(4)	Includes 13,813 shares held of record by Trivest Plan Sponsor, Inc., a Delaware corporation owned by Dr. George and Mr. Powell.

(5)	Assuming the issuance of (i) 1,208,720 shares of Class A Common Stock upon conversion of all the Class B Common Stock beneficially owned by the Reporting Person and (ii) 53,625 shares of Class A Common Stock upon exercise of options that are either immediately exercisable or exercisable within 60 days.

(6)	Includes (i) 453,910 shares of Class A Common Stock directly owned by the Reporting Person; (ii) 75,743 shares of Class A Common Stock held of record by the Reporting Person as custodian for his minor children under the Florida Uniform Gifts to Minors Act (with respect to which the Reporting Person disclaims beneficial ownership); (iii) 788,828 shares of Class A Common Stock issuable upon conversion of Class B Common Stock directly owned by the Reporting Person; and (iv) 21,125 shares of Class A Common Stock issuable upon exercise of options that are either immediately exercisable or exercisable within 60 days.

(7)	Assuming the issuance of (i) 788,828 shares of Class A Common Stock upon conversion of all the Class B Common Stock beneficially owned by the Reporting Person; and (ii) 21,125 shares of Class A Common Stock upon exercise of options that are either immediately exercisable or exercisable within 60 days.

     Mr. Powell and Dr. George beneficially own, directly or indirectly (through their shared control of Trivest Plan Sponsor, Inc.), in the aggregate, 3,203,172 shares of Class A Common Stock (after giving effect to conversion of Class B Common Stock and exercise of options), representing 44.5% of the Class A Common Stock (after giving effect to conversion of Class B Common Stock and exercise of options). Mr. Powell and Dr. George may be deemed controlling persons of the Issuer by virtue of their direct and indirect beneficial ownership of Class A Common Stock as well as by virtue of their serving as the Issuer’s Chairman and Vice Chairman of the Board, respectively.

13G

Item 5.	Ownership of five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.
Not applicable.

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14 ,2003

/s/ Earl W. Powell EARL W. POWELL

/s/ Phillip T. George PHILLIP T. GEORGE, M.D.

EXHIBIT A

AGREEMENT TO FILE JOINT SCHEDULE 13G

     Pursuant to Rule 13d-1(k)(1), the undersigned hereby consent to the joint filing of a sigle statement on their behalf.

February 14 ,2003

/s/ Earl W. Powell EARL W. POWELL

/s/ Phillip T. George PHILLIP T. GEORGE, M.D.